[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 14, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
 Attn:  Suzanne Hayes

Re:	Patheon N.V.
Amendment No. 5 to the
Registration Statement on Form S-1
File No. 333-204789

Dear Ms. Hayes:

On behalf of our client, Patheon N.V., a Dutch limited liability company (naamloze vennootschap) (the “Company”), we file herewith a response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 12, 2016 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 5 to the Registration Statement referenced above.

Note 11. Members’ Deficit
Long-term incentive plans and stock-based compensation
Management Equity Incentive Plan (MEIP), F-83

1.	Now that you have an estimated offering price range, please explain to us how you determined the fair value of the MEIP units granted, specifically the equity value used in the Monte Carlo simulation model under the option pricing method to value the Units at each grant date including how the value of the Company impacts that equity value and the fair value of the Units. Explain the reasons for any differences between the value of the Company used to value Units granted leading up to the IPO and the value of the Company based on the estimated offering price.

Response:

JLL/Delta Patheon Holdings, L.P. (the “Partnership”) adopted the Management Equity Incentive Plan (the “MEIP”) with an effective date of March 11, 2014. The participants in the MEIP, as a group, are eligible to participate in the gain on the investment earned by JLL and DSM on their Patheon investment over the initial investment amount of approximately $980 million. The MEIP incorporates adjustments for additional investments that occurred after the effective date of the plan.

The Partnership has issued tranches of MEIP awards since June 2014 and they were valued using a Monte Carlo simulation model under the option pricing method. This model incorporates various assumptions including equity value, volatility, time to liquidity, risk-free rates and expected dividends. The equity value at the date of each grant was estimated at fair value (as determined in good faith) and approved by the compensation committee of the board of directors of the Partnership.  The fair value of the equity was estimated by reviewing the valuations of comparable publically traded companies, valuations of comparable transactions and discounted cash flow analysis, with the results of each methodology given due consideration.  The compensation committee’s determination of fair value was corroborated by valuations conducted by JLL and such valuations were reviewed in the annual audits conducted by JLL’s independent external auditors of the financial statements of investment funds affiliated with JLL.

Public trading and transaction multiples were deemed relevant, as they reflect recent market prices for similar assets.  Further, strong M&A interest in the sector has existed throughout the life of the Partnership. The Company primarily provides contract development and manufacturing services (“CDMO”), but the Company also maintains a core competency in pharmaceutical development services and clinical scale production, which overlaps with the contract research organization (“CRO”) industry. Therefore, the compensation committee reviewed both CRO and CDMO peers in determining comparable valuation multiples.

Discounted cash flow analysis was also deemed relevant by the compensation committee because the Company maintains a considerable backlog and sales pipeline, both of which support visibility into future revenue projections.  The discounted cash flow analysis incorporates the Company’s implied cost of capital as calculated using WACC, which incorporates company-specific and market-related factors.

The equity value has increased over time due to the assimilation of the Company’s four acquisitions and related synergy savings, organic revenue growth, as well as the ongoing operational excellence program to increase operational efficiencies. These efforts have resulted in a substantial increase of the Company’s Adjusted EBITDA (calculated as set forth in the Registration Statement) since the formation of the Partnership, which is a key input in the multiple-based valuation methodologies which have been consistently applied over the relevant periods.

The fair value of the equity in the Company at each grant date is as follows:

Tranche	Grant Date	Fair Value Estimate of Class A Units[1]
1	Q3 2014	$1.7 billion
2	Q4 2014	$2.0 billion
3	Q1 2015	$2.4 billion
4	Q3 2015	$2.9 billion
5	Q4 2015	$3.0 billion

Using the mid-point of the range disclosed in the preliminary prospectus ($20.50), the equity value of the ordinary shares held for the benefit of existing Partnership investors and MEIP recipients upon completion of the offering would be approximately $2.4 billion (115.6 million shares at $20.50), which, taken together with approximately $0.6 billion of cash and in-kind distributions paid to equityholders prior to the offering, would equal approximately $3.0 billion of total value distributable within the Partnership.  At that level, management is entitled to approximately $124 million of value, which reduces the approximately $2.8 billion of total value received by the Class A Units to below the threshold of both the Tranche 4 and Tranche 5 units ($2.9 billion and $3.0 billion, respectively). We attribute this modest difference to fluctuations in market conditions and customary initial public offering discounts typically incurred before a liquid trading market for the equity securities is established. Based on the MEIP holders’ share of the total value to the Partnership as of the expected offering completion date and at the $20.50 assumed ordinary share price, the current value of the MEIP awards would convert into 6,049,184 ordinary shares to be held by JLL on behalf of the former MEIP holders until an exit event occurs, as disclosed in the preliminary prospectus.

Following this offering, the Company will no longer grant awards under the MEIP to its employees. Above a certain value threshold (a 300% return on JLL and DSM’s initial investment), MEIP recipients would have been eligible to receive, in aggregate, up to 10% of any incremental value in the Partnership. However, the 6,049,184 ordinary shares held for the benefit of management (assuming a public offering price of $20.50) upon the initial public offering would not allow such MEIP recipients to participate in future gains as they would have if the Company were still a private company, wholly owned by the Partnership.  To compensate MEIP recipients for this difference in value, the Company will issue restricted stock units (“RSUs”) that are intended to reconcile such difference.  As such, the purpose of the RSUs to be granted to former MEIP holders immediately prior to the completion of the offering under the new 2016 Plan is to address the potential additional appreciation the existing MEIP awards could have generated if the offering did not occur. The RSUs will vest ratably over three years and will settle in ordinary shares upon an exit event (as defined in such grants, which are intended to be substantially similar to the definition under the Partnership) in proportion to the share price appreciation after the IPO relative to the share price that corresponds to an approximately 600% return on JLL’s initial investment, which at this time, we estimate would be approximately $48.45.

Because the value to be earned by the MEIP holders upon an exit event and attainment of such specified valuation threshold is fixed, to the extent that the offering is priced at a higher or lower valuation, the relative proportions of RSUs and  ordinary shares issued to the former MEIP holders will differ, although any such differences will be immaterial. In addition, any such reallocation will not change the total number of existing shares to be outstanding immediately prior to the completion of the offering, as any additional ordinary shares to be issued to the former MEIP holders will correspondingly reduce the number of non-MEIP ordinary shares beneficially owned by JLL, DSM, and other existing co-investors.

1          Represents value attributable to Class A Units, which represents the invested capital in the Partnership. Such value excludes value to MEIP recipients.

Exhibit 5.1

2.	Please have counsel revise its opinion to remove the assumptions set forth in paragraphs 4.2 and 4.3 or explain to us why you believe they are appropriate. For guidance, please refer to section II.B.3.a of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:

The Company respectfully advises the Staff that the assumptions in paragraphs 4.2 and 4.3 of the legal opinion filed as Exhibit 5.1 to the Registration Statement relate to corporate actions that may only be implemented between pricing and settlement of the offering, including because such actions require the confirmation of the total outstanding number of shares post-offering. In addition, Dutch counsel has referenced the agreed forms of the relevant corporate resolutions, deeds of issuance of shares and deeds of amendment of articles of association in the annex to its legal opinion. Once such documents have been entered into as scheduled after pricing of the offering, the Company confirms that it will file an appropriately unqualified opinion delivered by Dutch counsel (including the removal of the assumptions in 4.2 and 4.3, other than 4.3(b) in respect of parties other than the Company and subject to reliance on the Board Certificate) no later than the closing date of the offering in accordance with Staff Legal Bulletin No. 19.

3.	Please have counsel revise its opinion to remove the limitations on reliance set forth in paragraph 6.2 or explain why you believe these limitations are appropriate.

Response:

The Company respectfully advises the Staff that paragraph 6.2 of the legal opinion filed as Exhibit 5.1 to the Registration Statement is not intended to limit reliance by investors in any respect.  The paragraph is intended to clarify only that the legal opinion is limited to Dutch law matters and is therefore governed solely by Dutch law.  The Company respectfully advises the Staff that such paragraph has been drafted in a customary form consistent with other Dutch legal opinions filed with the Commission in similar offerings.

*      *      *

Please do not hesitate to contact the undersigned at (212) 735-3416 with any questions or comments regarding this letter.

Sincerely,

/s/ Andrea Nicolas
Andrea Nicolas

cc:	Eric Sherbet, General Counsel and Secretary, Patheon N.V. Deanna Kirkpatrick, Davis Polk & Wardwell LLP Shane Tintle, Davis Polk & Wardwell LLP